Exhibit 99.1

SMART Closes Transaction to Sell and Lease Back Calgary Headquarters

Calgary, Alberta — May 13, 2013 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced the successful closing of its transaction to sell and lease back the company’s headquarters located in Calgary, Canada. The transaction generated proceeds of approximately $77 million in cash, net of all fees, which will be reflected in the company’s first quarter 2014 financial statements when reported in August of 2013. As part of the transaction, the company entered into a 20 year lease with the purchaser, HOOPP Realty Inc., a real estate company related to the Healthcare of Ontario Pension Plan (HOOPP).

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

###

For more information, please contact:

Investor contact

Investor Relations

SMART Technologies Inc.

+ 1.877.320.2241

ir@smarttech.com

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407.5088

MarinaGeronazzo@smarttech.com

© 2013 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.